FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 29, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

 FOR IMMEDIATE RELEASE

 IR Contact:

Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2016

Taipei, Taiwan, R.O.C., April 29, 2016 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$62,371 million for the first quarter of 2016 (1Q16), down by 4% year-over-year and down by 17% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$4,163 million, down from a net income attributable to shareholders of the parent of NT$4,469 million in 1Q15 and down from a net income attributable to shareholders of the parent of NT$4,990 million in 4Q15. Basic earnings per share for the quarter were NT$0.54 (or US$0.082 per ADS), compared to basic earnings per share of NT$0.58 for 1Q15 and NT$0.65 for 4Q15. Diluted earnings per share for the quarter were NT$0.43 (or US$0.065 per ADS), compared to diluted earnings per share of NT$0.56 for 1Q15 and NT$0.63 for 4Q15.

RESULTS OF OPERATIONS

1Q16 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 45%, 10%, 40%, 1% and 4%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$50,922 million for the quarter, down from NT$62,279 million in 4Q15.

-	Raw material cost totaled NT$27,357 million during the quarter, representing 44% of total net revenues.

-	Labor cost totaled NT$8,284 million during the quarter, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$7,010 million during the quarter.

●	Gross margin increased 0.8 percentage points to 18.4% in 1Q16 from 17.6% in 4Q15.

●	Operating margin was 8.3% in 1Q16 compared to 9.0% in 4Q15.

●	In terms of non-operating items:

_______________

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

-	Net interest expense was NT$527 million.

-	Net foreign exchange gain of NT$881 million was primarily attributable to the depreciation of the U.S. dollar against the NT dollar.

-	Loss on valuation of financial assets and liabilities was NT$360 million.

-	Net gain on equity-method investments was NT$385 million, including NT$401 million of the share of profit from our investment in Siliconware Precision Industries Co., Ltd.

-	Other net non-operating income of NT$71 million was primarily related to miscellaneous income. Total non-operating income for the quarter were NT$450 million.

●	Income before tax was NT$5,656 million for 1Q16, compared to NT$6,572 million in 4Q15. We recorded income tax expenses of NT$1,318 million during the quarter, compared to NT$1,260 million in 4Q15.

●	In 1Q16, net income attributable to shareholders of the parent was NT$4,163 million, compared to net income attributable to shareholders of the parent of NT$4,469 million for 1Q15 and net income attributable to shareholders of the parent of NT$4,990 million for 4Q15.

●	Our total number of shares outstanding at the end of the quarter was 7,918,272,896, including treasury stock owned by our subsidiaries. Our 1Q16 basic earnings per share of NT$0.54 (or US$0.082 per ADS) were based on 7,649,385,595 weighted average number of shares outstanding in 1Q16. Our 1Q16 diluted earnings per share of NT$0.43 (or US$0.065 per ADS) were based on 8,293,276,666 weighted average number of shares outstanding in 1Q16.

1Q16 Results Highlights – IC ATM2

●	Cost of revenues was NT$27,711 million for the quarter, down by 3% sequentially.

-	Raw material cost totaled NT$8,086 million during the quarter, representing 23% of total net revenues.

-	Labor cost totaled NT$7,194 million during the quarter, representing 20% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,379 million during the quarter.

●	Gross margin decreased 4.0 percentage points to 22.0% in 1Q16 from 26.0% in 4Q15.

●	Operating margin was 9.1% in 1Q16 compared to 13.8% in 4Q15.

1Q16 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$22,781 million, down by 38% sequentially.

-	Raw material cost totaled NT$19,310 million during the quarter, representing 78% of total net revenues.

-	Labor cost totaled NT$1,089 million during the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$667 million during the quarter.

●	Gross margin increased to 8.1% in 1Q16 from 7.3% in 4Q15.

●	Operating margin decreased to 1.5% in 1Q16 from 2.7% in 4Q15.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q16 totaled US$115 million, of which US$62 million were used for packaging, US$47 million for testing, US$2 million for EMS and US$4 million for interconnect materials.

_______________

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	As of March 31, 2016, total unused credit lines amounted to NT$173,204 million.

●	Current ratio was 1.25 and net debt to equity ratio was 0.41 as of March 31, 2016.

●	Total number of employees was 63,357 as of March 31, 2016, compared to 65,789 as of December 31, 2015.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations during the quarter was 19.1%, down by 4.4 percentage points from 4Q15.

●	Capital expenditures for our packaging operations amounted to US$62 million during the quarter, of which US$30 million were used for purchases of wafer bumping and flip chip packaging equipment and US$28 million for common equipment purchases, including SiP equipment purchases, and US$4 million for wirebond packaging specific purposes.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,681 million during the quarter, up from NT$1,676 million in 4Q15.

●	In 1Q16, gross margin for our testing operations was 32.9%, down by 4.7 percentage point from the previous quarter.

●	Capital expenditures for our testing operations amounted to US$47 million during the quarter.

EMS Operations

●	In 1Q16, gross margin for our EMS operations was 8.1%, up by 0.8 percentage points from the previous quarter.

●	Capital expenditures for our EMS operations amounted to US$2 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,270 million during the quarter, up by NT$289 million, or by 15% from 4Q15. Of the total output of NT$2,270 million, NT$892 million was from sales to external customers.

●	Gross margin for substrate operations was 16.9% during the quarter, up by 3.9 percentage points from 4Q15.

●	In 1Q16, our internal substrate manufacturing operations supplied 31% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 35% of our total net revenues in 1Q16, compared to 37% in 4Q15. One customer accounted for more than 10% of our total net revenues in 1Q16.

●	Our top 10 customers contributed 51% of our total net revenues during the quarter, compared to 54% in 4Q15.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 33% in 4Q15.

_______________

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

EMS Basis

●	Our five largest customers together accounted for approximately 77% of our total net revenues in 1Q16, compared to 85% in 4Q15. One customer accounted for more than 10% of our total net revenues in 1Q16.

●	Our top 10 customers contributed 89% of our total net revenues during the quarter, compared to 92% in 4Q15.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2016 to be as follows:

●	IC ATM business will approach 4Q15 levels, driven by a moderate recovery while SiP business remains seasonally soft;

●	IC ATM gross margin should see meaningful improvement from 1Q16, but could be a bit lower than 4Q15;

●	EMS business should decline moderately on a quarter over quarter basis;

●	EMS gross margin should be similar with 1Q16 levels.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

Advanced Semiconductor Engineering, Inc.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	1Q/16	4Q/15	1Q/15
Net Revenues	35,543	38,406	38,605
Revenues by Application
Communication	51%	55%	55%
Computer	12%	12%	11%
Automotive, Consumer & Others	37%	33%	34%

Packaging Operations

Amounts in NT$ Millions	1Q/16	4Q/15	1Q/15
Net Revenues	28,597	31,121	31,546
Revenues by Packaging Type
Advanced Packaging	29%	33%	33%
IC Wirebonding	62%	58%	58%
Discrete and Others	9%	9%	9%
Capacity
CapEx (US$ Millions)*	62	64	67
Number of Wirebonders	15,629	15,568	15,772

Testing Operations

Amounts in NT$ Millions	1Q/16	4Q/15	1Q/15
Net Revenues	5,995	6,356	6,180
Revenues by Testing Type
Final test	78%	77%	74%
Wafer sort	18%	19%	21%
Engineering test	4%	4%	5%
Capacity
CapEx (US$ Millions)*	47	18	52
Number of Testers	3,453	3,435	3,339

EMS Operations

Amounts in NT$ Millions	1Q/16	4Q/15	1Q/15
Net Revenues	24,788	39,347	28,344
Revenues by End Application
Communication	51%	64%	47%
Computer	19%	15%	17%
Consumer	15%	11%	18%
Industrial	7%	5%	11%
Automotive	7%	4%	6%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	2	5	16

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2016	Dec. 31 2015	Mar. 31 2015
Net revenues:
Packaging	28,036	29,093	29,321
Testing	5,995	6,356	6,180
Direct Material	892	798	861
EMS	24,749	39,301	28,300
Others	2,699	-	-
Total net revenues	62,371	75,548	64,662

Cost of revenues	(50,922)	(62,279)	(52,349)
Gross profit	11,449	13,269	12,313

Operating expenses:
Research and development	(2,608)	(2,814)	(2,547)
Selling, general and administrative	(3,635)	(3,654)	(3,474)
Total operating expenses	(6,243)	(6,468)	(6,021)
Operating income	5,206	6,801	6,292

Net non-operating (expenses) income:
Interest expense - net	(527)	(538)	(526)
Foreign exchange gain (loss)	881	428	540
Gain (loss) on valuation of financial assets and liabilities	(360)	(722)	(969)
Gain (loss) on equity-method investments	385	424	4
Others	71	179	165
Total non-operating income (expenses)	450	(229)	(786)
Income before tax	5,656	6,572	5,506

Income tax expense	(1,318)	(1,260)	(856)
Income from continuing operations and before noncontrolling interest	4,338	5,312	4,650
Noncontrolling interest	(175)	(322)	(181)

Net income attributable to shareholders of the parent	4,163	4,990	4,469

Per share data:
Earnings (losses) per share
– Basic	NT$0.54	NT$0.65	NT$0.58
– Diluted	NT$0.43	NT$0.63	NT$0.56

Earnings (losses) per equivalent ADS
– Basic	US$0.082	US$0.100	US$0.092
– Diluted	US$0.065	US$0.097	US$0.089

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,293,277	7,840,049	7,868,151

Exchange rate (NT$ per US$1)	33.07	32.55	31.52

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2016	Dec. 31 2015	Mar. 31 2015
Net revenues:
Packaging	28,597	31,121	31,546
Testing	5,995	6,356	6,180
Direct Material	931	910	861
Others	20	19	18
Total net revenues	35,543	38,406	38,605

Cost of revenues	(27,711)	(28,429)	(28,610)
Gross profit	7,832	9,977	9,995

Operating expenses:
Research and development	(1,922)	(2,081)	(1,909)
Selling, general and administrative	(2,688)	(2,583)	(2,540)
Total operating expenses	(4,610)	(4,664)	(4,449)
Operating income	3,222	5,313	5,546

Net non-operating (expenses) income:
Interest expense - net	(604)	(584)	(530)
Foreign exchange gain (loss)	834	364	532
Gain (loss) on valuation of financial assets and liabilities	(261)	(622)	(1,129)
Gain (loss) on equity-method investments	1,431	1,333	616
Others	124	336	195
Total non-operating income (expenses)	1,524	827	(316)
Income before tax	4,746	6,140	5,230

Income tax expense	(529)	(1,099)	(709)
Income from continuing operations and before noncontrolling interest	4,217	5,041	4,521
Noncontrolling interest	(54)	(51)	(52)

Net income attributable to shareholders of the parent	4,163	4,990	4,469

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2016	Dec. 31 2015	Mar. 31 2015
Net revenues:
Total net revenues	24,788	39,347	28,344

Cost of revenues	(22,781)	(36,473)	(26,079)
Gross profit	2,007	2,874	2,265

Operating expenses:
Research and development	(710)	(760)	(661)
Selling, general and administrative	(920)	(1,038)	(914)
Total operating expenses	(1,630)	(1,798)	(1,575)
Operating income	377	1,076	690

Net non-operating (expenses) income:
Total non-operating income (expenses)	78	(64)	216
Income before tax	455	1,012	906

Income tax expense	(81)	(170)	(156)
Income from continuing operations and before noncontrolling interest	374	842	750
Noncontrolling interest	(108)	(269)	(130)

Net income attributable to shareholders of the parent	266	573	620

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Mar. 31, 2016	As of Dec. 31, 2015

Current assets:
Cash and cash equivalents	45,070	55,251
Financial assets – current	3,971	3,864
Notes and accounts receivable	40,528	44,931
Inventories	44,224	48,972
Others	3,210	3,715
Total current assets	137,003	156,733

Financial assets – non current & Investments – equity method	51,985	38,347
Property plant and equipment	147,234	149,997
Intangible assets	11,861	11,889
Prepaid lease payments	2,458	2,556
Others	5,949	5,766
Total assets	356,490	365,288

Current liabilities:
Short-term borrowings and short-term bills payable	34,154	36,983
Current portion of bonds payable	14,482	14,686
Current portion of long-term borrowings & capital lease obligations	1,356	2,157
Notes and accounts payable	28,907	34,139
Others	30,530	32,537
Total current liabilities	109,429	120,502

Bonds payable	32,582	23,740
Long-term borrowings & capital lease obligations	36,089	42,795
Other liabilities	9,653	9,831
Total liabilities	187,753	196,868
Shareholders of the parent	158,016	156,916

Noncontrolling interest	10,721	11,504
Total liabilities & shareholders’ equity	356,490	365,288

Current Ratio	1.25	1.30
Net Debt to Equity	0.41	0.36